UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

Information Contained in this Form 6-K Report

On April 19, 2023, TOP Ships Inc. (the “Company”) redeemed 174,454 of its Series F Preferred Shares (the "Redemption") (representing approximately 4.6% of the Series F Preferred Shares outstanding prior to the completion of the redemption) for an aggregate amount of approximately $2.1 million, payable in cash. The Redemption was completed in accordance with the terms set out in the Statement of Designations of Rights, Preferences and Privileges of Series F Perpetual Preferred Stock of the Company, which has been filed as an exhibit to the Company’s Report on Form 6-K that was filed with the SEC on January 21, 2022. Following completion of the Redemption, as of the date hereof, 3,659,628 of the Company’s Series F Preferred Shares remain issued and outstanding.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-267170, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

By:	/s/ Evangelos J. Pistiolis
Name:	Evangelos J. Pistiolis
Title:	Chief Executive Officer

Date: April 19, 2022